

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
James C. Fish, Jr.
Chief Financial Officer
Waste Management, Inc.
1001 Fannin; Suite 4000
Houston, TX  77002

     **Re:    Waste Management, Inc.**
             **Form 10-K for the Year Ended December 31, 2012**
             **Filed February 14, 2013**
             **Form 10-Q for the Period Ended June 30, 2013**
             **Filed July 30, 2013**
             **File No. 1-12154**

Dear Mr. Fish:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 42

2.      Please revise your MD&A for all periods presented to include an analysis of the three reportable segments of your solid waste business. Please refer to Item 303(A) of Regulation S-K.

Consolidated Financial Statements, page 70

20. Variable Interest Entities, page 131

3.      You disclose on page 132 that you have not consolidated the U.K. waste-to-energy and recycling facility joint venture because all decision-making responsibility is shared jointly with your joint venture partner and thus you do not have the power to individually direct the entity's activities. So that we may better understand your accounting for this investment, please refer to ASC 810-10-25-38 and address the following:
   *   Identify the activities that you believe most significantly impact the VIE's economic performance;
   *   Tell us which party has the power to direct each of those activities; and
   *   Explain how you considered the fact that you have assumed responsibility for constructing, operating, and maintaining the VIE's waste-to-energy facility under fixed or substantially fixed-price contracts in evaluating your ability to direct the activities of the VIE that most significantly impact its economic performance.

21. Segment and Related Information, page 133

4.      It appears that your evaluation of the economic similarity of your Areas was based, in large part, upon operating margins. It is unclear from your table on page 135 if you intended to use the terms "income from operations" and "operating margins" interchangeably or if they are intended to represent two different measures used to evaluate your segment operations. If the two measures are calculated in the same manner, please revise your future filings to refer to the measure in a consistent manner throughout your filing. If the measures are not the same, please revise to clarify how they are different and to present the measure or measures used by your chief operating decision maker to evaluate segment performance. Please refer to ASC 280-10-50-27 through 50-29 and ASC 280-10-55-29.

5.      Please tell us what geographic areas are included in Tier 3 and the relative significance of each of those areas to the reportable segment as a whole. Please also explain specifically how you were able to determine that each of the geographic areas within Tier 3 had sufficient economic similarity to be aggregated within the same reportable segment.

Form 10-Q for the Period Ended June 30, 2013

General

6.      Please address the above comments in your interim filings as well.

3. Debt, page 8

7.      Please tell us how you considered the provisions of ASC 470-10-45-14 in determining that you had both the intent and ability to refinance $703 million of debt maturing or pricing within 12 months from June 30, 2013.  If you are relying on the unused capacity of your revolving credit facility as a means to refinance this debt, please explain how you considered the fact that amounts available under the revolving facility could fluctuate (for example, due to obligations under letters of credit or other liquidity needs).  Please refer to ASC 470-10-45-19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief